EXHIBIT 99.7

TotalEnergies and Uber Join Forces

to Accelerate the Transition Towards Electric Urban Mobility

Paris, June 29, 2021 – TotalEnergies and Uber are partnering today to accelerate the transition of Uber’s drivers towards electric mobility, by providing support for vehicle conversion and easier access to charge points. This partnership targets France at first, with the possibility to extend it to other European countries.

Uber has set an objective to reach by 2025 50% of electric vehicles available on its French platform, which currently has 30,000 registered drivers, as part of its wider commitments to be fully electric across Europe and North America by 2030. Meanwhile, TotalEnergies is already strongly involved in charging services and infrastructures in major European cities and throughout France, particularly in Paris.

TotalEnergies will therefore issue to drivers, currently using the Uber app and equipped with electric or plug-in hybrid vehicles, a TotalEnergies card giving them access to charge points located within its service-stations and throughout the EV charging networks it operates. They will have access to 20,000 charge points in France by end-2021, and more than 75,000 by 2025. In addition, TotalEnergies and Uber will collaborate, based on drivers’ habits and journeys, to determine the optimal locations for future hubs and charging sites.

These drivers will also be offered the opportunity to join “Club”, TotalEnergies loyalty program, and benefit from the free Club assistance for a full year, which includes a wide range of services including the roadside assistance for their electric or plug-in hybrid vehicle.

Finally, drivers will have privileged access to an in-home offer with free administrative support, designed to encourage the installation of an electric charge point at home, whether they live in a condominium or in individual housing.

"We are delighted with this collaboration to support drivers -and beyond that, their customers- in their transition to more affordable, safer and accessible electric mobility. Our commitment is to provide them with services that meet their expectations, with the guarantee of an adapted charging network. We share with Uber the same ambitions to achieve carbon neutrality and to accompany cities in the transformation of mobility and the reduction of carbon emissions." said Guillaume Larroque, Managing Director of TotalEnergies Marketing France.

"This partnership with TotalEnergies is a cornerstone in our commitment to reach 50% electric vehicles by 2025 and to support VTC drivers in their transition to electric vehicles. The Company’s expertise and the coverage of its charging network will help remove some of the obstacles that drivers may encounter and will allow them to make the transition to electric vehicles more serenely," said Laureline Serieys, General Manager for Uber in France.

Charging infrastructure: first obstacle to the transition to Electric Vehicle for drivers

The lack of charging infrastructure is often quoted by drivers as a major obstacle to the transition to electric vehicles. In Ile-de-France (France’s largest region, which encompasses 12 million people, including Paris and all its surrounding cities), for example, charging stations are currently concentrated in the center of Paris and the inner suburbs, while only 12% of drivers using the Uber application live within the city, compared to 41% in the outer suburbs (‘’Départements’’ 77, 78, 91 and 95) and 22%, i.e. the majority, live in Seine-Saint-Denis (Département 93).

A driver travels an average of 250 kilometers per day. The autonomy of electric cars today allows them to cover this daily distance but having an efficient network of charging stations that are accessible under good conditions (location, recharging time, competitive prices) remains essential. A driver should never have to refuse a ride for fear of running out of battery.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Uber

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 10 billion trips later, we're building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Uber Contact

Louise Pasin l lpasin@uber.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.